SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 31 July 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1 Transaction in Own Shares announcement released on 7 July 2008
Exhibit 1.2 Transaction in Own Shares announcement released on 8 July 2008
Exhibit 1.3 Transacction in Own Shares announcement released on 9 July 2008 Exhibit 1.4 Director/PDMR Shareholding announcement released on 9 July 2008
Exhibit 1.5 Transaction in Own Shares announcement released on 10 July 2008
Exhibit 1.6 Director/PDMR Shareholding announcement released on 10 July 2008
Exhibit 1.7 Director/PDMR Shareholding announcement released on 10 July 2008
Exhibit 1.8 Transaction in Own Shares announcement released on 11 July 2008
Exhibit 1.9 Transaction in Own Shares announcement released on 14 July 2008
Exhibit 2.0 Transaction in Own Shares announcement released on 15 July 2008
Exhibit 2.1 Transaction in Own Shares announcement released on 16 July 2008
Exhibit 2.2 Transaction in Own Shares announcement released on 17 July 2008
Exhibit 2.3 Transaction in Own Shares announcement released on 18 July 2008
Exhibit 2.4 Transaction in Own Shares announcement released on 21 July 2008
Exhibit 2.5 Transaction in Own Shares announcement released on 22 July 2008
Exhibit 2.6 Transaction in Own Shares announcement released on 23 July 2008
Exhibit 2.7 Transaction in Own Shares announcement released on 24 July 2008
Exhibit 2.8 Transaction in Own Shares announcement released on 25 July 2008
Exhibit 2.9 Transaction in Own Shares announcement released on 28 July 2008
Exhibit 3.0 Transaction in Own Shares announcement released on 29 July 2008
Exhibit 3.1 Transaction in Own Shares announcement released on 30 July 2008
Exhibit 3.2 Transaction in Own Shares announcement released on 31 July 2008
Exhibit 3.3 Total Voting Rights announcement released on 31 July 2008

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 July 2008

BP p.l.c. announces that on 4 July 2008, it purchased for cancellation 725,000 ordinary shares at prices between 552.25 pence and 562.00 pence per share.

Following the above transaction BP p.l.c. holds 1,905,572,902 ordinary shares in Treasury, and has 18,800,480,293 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 July 2008

BP p.l.c. announces that on 7 July 2008, it purchased for cancellation 1,000,000 ordinary shares at prices between 555.75 pence and 570.00 pence per share.

Following the above transaction BP p.l.c. holds 1,905,572,902 ordinary shares in Treasury, and has 18,799,480,293 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit  1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 July 2008

BP p.l.c. announces that on 8 July 2008, it purchased for cancellation 1,700,000 ordinary shares at prices between 550.00 pence and 561.00 pence per share.

Following the above transaction BP p.l.c. holds 1,905,572,902 ordinary shares in Treasury, and has 18,797,787,793 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 9 July 2008

BP p.l.c. was informed on 8 July 2008, by Computershare Plan Managers that on
 27 June 2008
,

Mr
Rupert
Bondy
,
Mr Steve Westwell (
both
a person discharging managerial responsibility) and Mr Iain Conn (a director of BP plc)

acquired options to purchase

the number of
 ordinary shares

(ISIN number GB0007980591)

shown next to their names

at £4.87 per share
under the Save As
You Earn scheme, exercisable between
1 September 2011 and 1 February 2012.

Mr R Bondy

      1,930
Mr S Westwell
     1,930
Mr I Conn

            617

This notice is given in fulfillment of the obligation under D
T
R3.1.
4
R.

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 July 2008

BP p.l.c. announces that on 9 July 2008, it purchased for cancellation 1,450,000 ordinary shares at prices between 545.25 pence and 558.50 pence per share.

BP p.l.c. also announces that on 9 July 2008 it transferred to participants in its employee share schemes 18,534 ordinary shares at prices between 350.00 pence and 500.00 pence.

These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,905,554,368 ordinary shares in Treasury, and has 18,796,356,327 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. - 10 July 2008

BP p.l.c. was
 informed
on 9 J

uly
 2008
, by
Computershare Plan Managers
that

the following awards had been made:

Mr
Rupert
Bondy (a person discharging managerial responsibility) received two
a
wards
of Restricted Share Units on 9 June 2008
under the BP Restricted Share Plan
equivalent to 1
30,360 ordinary shares (ISIN number GB0007980591) each, a total of 260,720 shares. T
hese awards will vest on 9 June 2009 and 9 June 2010 respectively.

Mr Bondy
 received a
 further
 award of 310,000 performance shares on
9 June
 2008 under the BP Medium Term Performance Plan (the Award). These shares pertain to the 2008-2010 performance period. The number of shares set out above is the maximum number which may vest under the Award. The actual number of shares which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2010.

Also o
n 9 June 2008 Mr John Mogford (a person discharging managerial responsibility) received two awards of Restricted Share Units
under the BP Restricted Share Plan
equivalent to
85,158 ordinary shares ea
ch, a total of 170,316 shares.
Both awards will vest on 17 March 2011.
O
ne award
of 85,158
Restricted Share Units
 is subject to performance conditions and
represents
 the maximum number of shares that will vest
. The award pertains to
the performance period 2008-2010
. The actual number of shares that will vest will depend on the extent to which performance conditions have been satisfied over a three year period ending 31 December 2010.

This notice is given in fulfillment of the obligation under D
T
R3.1.
4
R.

Exhibit 1.7

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. - 10 July 2008

B
P p.l.c. was advised on
10

July
 2008 by Computershare Plan Managers that on
1
0

July

2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5
.
52
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward
      6
2

shares
Mr I.C. Conn

62 shares

Other
Persons Discharging Managerial Responsibilities

Mrs V. Cox

62 shares
Mr J. Mogford

62 shares
Mr S. Westwell

62 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -
11
 July 2008

BP p.l.c. announces that on
10
 July 2008, it purchased for cancellation 1,
3
00,000 ordinary shares at prices between
539.50
 pence and
547.75
 pence per share.

Following the above transaction BP p.l.c. holds
1,905,554,368

ordinary shares in Treasury, and has
18,795,096,527

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 July 2008

BP p.l.c. announces that on 11 July 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 539.50 pence and 554.50 pence per share.

Following the above transaction BP p.l.c. holds 1,905,554,368 ordinary shares in Treasury, and has 18,793,596,527 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit  2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 July 2008

BP p.l.c. announces that on 14 July 2008, it purchased for cancellation 1,000,000 ordinary shares at prices between 534.75 pence and 546.50 pence per share.

Following the above transaction BP p.l.c. holds 1,905,554,368 ordinary shares in Treasury, and has 18,792,608,527 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 July 2008

BP p.l.c. announces that on 15 July 2008, it purchased for cancellation 1,300,000 ordinary shares at prices between 525.50 pence and 539.50 pence per share.

BP p.l.c. also announces that on 15 July 2008 it transferred to participants in its employee share schemes 548,672 ordinary shares at prices between 552.00 pence and 613.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,905,005,696 ordinary shares in Treasury, and has 18,791,872,907 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 July 2008

BP p.l.c. announces that on 16 July 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 508.00 pence and 528.75 pence per share.

BP p.l.c. also announces that on 16 July 2008 it transferred to participants in its employee share schemes 36,140 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,904,969,556 ordinary shares in Treasury, and has 18,790,412,647 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1
8
 July 2008

BP p.l.c. announces that on 1
7
 July 2008, it purchased for cancellation 1,
5
00,000 ordinary shares at prices between 5
03.75
 pence and 5
22
.
0
0 pence per share.

Following the above transaction BP p.l.c. holds 1,90
4
,
969
,
556
 ordinary shares in Treasury, and has 18,
788
,
912
,
647
 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 July 2008

BP p.l.c. announces that on 18 July 2008, it purchased for cancellation 1,300,000 ordinary shares at prices between 511.00 pence and 523.00 pence per share.

Following the above transaction BP p.l.c. holds 1,904,969,556 ordinary shares in Treasury, and has 18,787,612,647 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2
2
 July 2008

BP p.l.c. announces that on
21
 July 2008, i
t purchased for cancellation 1,5
00,000 ordinary shares at prices between 51
3
.00 pence and 53
1
.
5
0 pence per share.

Following the above transaction BP p.l.c. holds 1,904,969,556 ordinary shares in Treasury, and has
18,786,120,447

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 July 2008

BP p.l.c. announces that on 22 July 2008, it purchased for cancellation 1,400,000 ordinary shares at prices between 520.00 pence and 538.25 pence per share.

BP p.l.c. also announces that on 22 July 2008 it transferred to participants in its employee share schemes 2,004,465 ordinary shares at prices of 521.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,965,091 ordinary shares in Treasury, and has 18,786,724,912 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 July 2008

BP p.l.c. announces that on 23 July 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 519.75 pence and 530.75 pence per share.

BP p.l.c. also announces that on 23 July 2008 it transferred to participants in its employee share schemes 6,249 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,958,842 ordinary shares in Treasury, and has 18,785,269,861 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 July 2008

BP p.l.c. announces that on 24 July 2008, it purchased for cancellation 1,600,000 ordinary shares at prices between 510.25 pence and 522.25 pence per share.

Following the above transaction BP p.l.c. holds 1,902,958,842 ordinary shares in Treasury, and has 18,783,675,861 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 July 2008

BP p.l.c. announces that on 25 July 2008, it purchased for cancellation 1,400,000 ordinary shares at prices between 513.25 pence and 523.25 pence per share.

Following the above transaction BP p.l.c. holds 1,902,958,842 ordinary shares in Treasury, and has 18,782,275,861 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 July 2008

BP p.l.c. announces that on 28 July 2008, it purchased for cancellation 1,300,000 ordinary shares at prices between 513.75 pence and 524.50 pence per share.

Following the above transaction BP p.l.c. holds 1,902,958,842 ordinary shares in Treasury, and has 18,780,975,861 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 July 2008

BP p.l.c. announces that on 29 July 2008, it purchased for cancellation 1,035,000 ordinary shares at prices between 507.00 pence and 537.75 pence per share.

Following the above transaction BP p.l.c. holds 1,902,958,842 ordinary shares in Treasury, and has 18,779,945,661 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 July 2008

BP p.l.c. announces that on 30 July 2008, it purchased for cancellation 2,450,000 ordinary shares at prices between 508.25 pence and 516.75 pence per share.

BP p.l.c. also announces that on 30 July 2008 it transferred to participants in its employee share schemes 16,014 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,942,828 ordinary shares in Treasury, and has 18,777,512,275 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.3

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 July 2008

Voting Rights and Capital -
Transparency Directive Disclosure

London

31

July
 200
8

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
1
8
,
782,281,261

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is 18,787,363,761. This figure excludes (i) 1,902,958,842 ordinary shares which have been bought back and held in treasury by BP; and (ii)
154,189,174
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated:   4 August 2008                                                                                                                                                                 /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary